Bruce Dravis	621 Capitol Mall, 18th Floor
bdravis@downeybrand.com	Sacramento, CA 95814
916/520-5280 Direct	916/444-1000 Main
916/520-5680 Fax	916/444-2100 Fax
downeybrand.com

May 8, 2013

Kathryn McHale
Senior Staff Attorney
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:                             Central Valley Community Bancorp
                                                Registration Statement on Form S-4
                                                Pre-Effective Amendment No. 2
                                                File No. 333-187260

Dear Ms. McHale:

Central Valley Community Bancorp (“Registrant”) has filed its pre-effective Amendment No. 2 (the “Amendment”) to its registration statement No. 333-187260 on Form S-4 (“Registration Statement”) relating to the planned issuance of 1,262,858 shares of Registrant’s common stock to current holders of common stock in Visalia Community Bank (“VCB”) in the connection with the merger of VCB into Registrant’s wholly owned subsidiary, Central Valley Community Bank.

In the Amendment, the Registrant has made revisions to address the comments in your May 3, 2013 letter regarding the Registration Statement (the “Letter”), as well as other revisions it has deemed appropriate.  A marked copy of the Registration Statement showing the changes resulting from the Amendment will be provided to you to expedite your review.

To assist your review, this letter contains details relating to revisions to the Registrant’s disclosures that are reflected in the Amendment and how those disclosures are intended to respond to the Letter.

Other capitalized terms used herein without definition are intended to have the meanings set forth in the Registration Statement.

Responses to Comments

Numbering in this letter in response to comments in the Letter corresponds to the numbering in the comments in the Letter.

Registration Statement on Form S-4

Certain Federal Income Tax Consequences, page 45

1. Please state clearly in this section that the opinion provided is that of Downey Brand LLP.

The discussion of tax consequences in the Registration Statement and the tax opinion provided by Downey Brand LLP have been amended to address this comment.

2. Please state that it is the opinion of Downey Brand that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

The discussion of tax consequences in the Registration Statement and the tax opinion provided by Downey Brand LLP have been amended to address this comment.

Director Appointment and Indemnification after the Merger, page 78

3. We note your response to our former comment 14; however, you do not appear to have provided 402(k) disclosure regarding Mr. Elliott’s compensation, as requested by Item 18(a)(7) of Regulation S-K. Please revise to include this information.

Per our discussions regarding the use of smaller reporting company disclosures by Central Valley Community Bancorp and Visalia Community Bank, disclosure  on Mr. Elliot’s compensation from Visalia Community Bank during 2012 is provided pursuant to Section 402(r) of Regulation S-K.  This additional disclosure appears at page 78 of the Registration Statement.  Please note that Mr. Elliott did not receive compensation from Central Valley Community Bancorp or Central Valley Community Bank during 2012.

Visalia Community Bank Notes to Financial Statements

Note 14-Fair Value Measurements, page F-30

4. Please revise to include the fair value disclosures required by ASC 820-10-50-2E.

In discussions with the SEC accounting staff, accountants for the Registrant were able to confirm that ASC 820-10-50-2F eliminates the required disclosure under ASC 820-10-50-2E for nonpublic entities.  In light of Visalia Community Bank’s status as a nonpublic entity as defined by the FASB, no changes to the disclosure on page F-30 were necessary.

Exhibits

5. We note your response to our former comment 15; however, you have not filed the “Pay to Stay” agreements referred to on page 50. Please file these agreements as exhibits to your next amendment.

These agreements are filed as exhibits in this amendment to the Registration Statement.

Tax Opinion, Exhibit 8

6. We note your short form opinion states that it is the opinion of Downey Brand that the summary is accurate. Please revise to state that the discussion in the prospectus constitutes the opinion of Downey Brand.

The discussion of tax consequences in the Registration Statement and the tax opinion provided by Downey Brand LLP have been amended to address this comment.

Very truly yours,

DOWNEY BRAND LLP

Bruce Dravis

BD:jdw